SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Animal Health International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

03525N109

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03525N109	2

(1)	Name of Reporting Person: Charlesbank Coinvestment Partners, Limited Partnership
(2)	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: Massachusetts
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 6,428,510
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 6,428,510
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,428,510
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
(11)	Percent of Class Represented by Amount in Row (9): 26.42%
(12)	Type of Reporting Person: PN

CUSIP No. 03525N109	3

(1)	Names of Reporting Person: Charlesbank Equity Coinvestment Fund VI, Limited Partnership
(2)	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: Massachusetts
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 6,428,510
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 6,428,510
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,428,510
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
(11)	Percent of Class Represented by Amount in Row (9): 26.42%
(12)	Type of Reporting Person: PN

CUSIP No. 03525N109	4

(1)	Names of Reporting Person: Charlesbank Equity Fund VI, Limited Partnership
(2)	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: Massachusetts
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 6,428,510
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 6,428,510
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,428,510
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
(11)	Percent of Class Represented by Amount in Row (9): 26.42%
(12)	Type of Reporting Person: PN

CUSIP No. 03525N109	5

(1)	Names of Reporting Person: Charlesbank Offshore Equity Fund VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 6,428,510
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 6,428,510
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person:
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
(11)	Percent of Class Represented by Amount in Row (9): 26.42%
(12)	Type of Reporting Person: PN

6

Item 1 (a).	Name of Issuer:

Animal Health International, Inc. (the “Company”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

7 Village Circle, Suite 200 Westlake, Texas 76262

Item 2 (a).	Name of Persons Filing:

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Charlesbank Coinvestment Partners, Limited Partnership;

(ii) Charlesbank Equity Coinvestment Fund VI, Limited Partnership;

(iii) Charlesbank Equity Fund VI, L.P.; and

(iv) CB Offshore Equity Fund VI, L.P.

Charlesbank Equity Fund VI GP, Limited Partnership (“Charlesbank GP”), is the general partner of Charlesbank Equity Fund VI, Limited Partnership (“Fund VI”), Charlesbank Equity Coinvestment Fund VI, Limited Partnership (“Coinvest VI”), and CB Offshore Equity Fund VI, L.P. (“Offshore VI”). Charlesbank Capital Partners, LLC (“Charlesbank”) is the general partner of Charlesbank Coinvestment Partners, Limited Partnership (“Coinvest Partners”), and Charlesbank GP.

7

Item 2 (b).	Address of Principal Business Office:

For each Reporting Person:

c/o Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor Boston, Massachusetts 02116

Item 2 (c).	Citizenship:

See row 4 of each Reporting Persons’ cover page.

Item 2 (d).	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2 (e).	CUSIP Number:

03525N109

Item 3.	Not applicable.

8

Item 4.	Ownership.

For each Reporting Person:

(a) Amount beneficially owned:

Coinvest Partners: 4,963 shares

Coinvest VI: 245,976 shares

Fund VI: 5,538,877 shares

Offshore VI: 638,690 shares

Total: 6,428,510 shares

The amounts above include vested deferred stock units of the Company issued to Michael Eisenson, Mark Rosen and Brandon White, each a Managing Director of Charlesbank and a Director of the Company, pursuant to the Company’s 2007 Stock Option and Incentive Plan. Each deferred stock unit is the economic equivalent of one share of common stock. The Company grants deferred stock units annually to non-employee directors. Each of these deferred stock units vest on the anniversary of their date of grant. These deferred stock units will be paid out in the form of shares of common stock upon each of Mr. Eisenson’s, Mr. Rosen’s and Mr. White’s retirement or other termination of service as a director of the Company. The shares of common stock to be paid out pursuant to the deferred stock units will be issued (pro rata in relation to their current ownership of common stock of the Company) to Charlesbank Equity Fund VI, Limited Partnership, and CB Offshore Equity Fund VI, L.P., Charlesbank Equity Coinvestment Fund VI, Limited Partnership and Charlesbank Coinvestment Partners, Limited Partnership, each an affiliated investment fund of Charlesbank Equity Fund VI, Limited Partnership, pursuant to a contractual obligation of Messrs. Eisenson, Rosen and White to assign any fees received for service as a director.

(b) Percent of class:

Coinvest Partners: 0.02%

Coinvest VI: 1.01%

Fund VI: 22.77%

Offshore VI: 2.63%

Total: 26.42%

These percentages are based upon 24,329,670 shares of Common Stock issued and outstanding as of January 28, 2011 (as reported in the Company’s Quarterly Report on Form 10-Q filed February 9, 2011).

9

(c) Number of shares to which each Reporting Person has:

(i) Sole power to vote or direct the vote:

-0-

(ii)Shared power to vote or direct the vote:

6,428,510

(iii)Sole power to dispose or to direct the disposition of:

-0-

(iv)Shared power to dispose of or direct the disposition of:

6,428,510

10

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The holders of interests in the Reporting Persons may have the right to participate in the receipt of dividends from or proceeds from the sale of, securities held by such partnerships.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Exhibit A—Joint Filing Agreement, dated February 14, 2011 among the signatories to this Schedule 13G to file joint statement on Schedule 13G.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

CHARLESBANK EQUITY FUND VI, LIMITED PARTNERSHIP

CHARLESBANK EQUITY COINVENSTMENT FUND VI, LIMITED PARTNERSHIP

CHARLESBANK COINVESTMENT PARTNERS, LIMITED PARTNERSHIP

CB OFFSHORE EQUITY FUND VI, L.P.

BY:                     /s/ TAMI NASON

                                     Signature

            Tami Nason, Authorized Signatory

                                     Name/Title

Exhibit A

Joint Filing Agreement

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any further amendments to the Schedule 13G with respect to beneficial ownership by the undersigned of shares of the Common Stock of Animal Health International, Inc. are being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2011

CHARLESBANK EQUITY FUND VI,

LIMITED PARTNERSHIP

CHARLESBANK EQUITY COINVENSTMENT FUND VI,

LIMITED PARTNERSHIP

CHARLESBANK COINVESTMENT PARTNERS,

LIMITED PARTNERSHIP

CB OFFSHORE EQUITY FUND VI, L.P.

BY:                     /s/ TAMI NASON

                                     Signature

            Tami Nason, Authorized Signatory

                                     Name/Title